[	News Release
TSX:RMX | NYSE Alternext US:RBY January 19, 2009

Rubicon Intersects New Broad Gold Zone 220 Metres Southwest of F2 Gold Zone
- mineralized envelope expanded to 580 metres laterally by 1101 metres vertically -

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE Alternext US) is pleased to announce new results of step-out drilling at the 100%-controlled Phoenix Gold Project, located in the heart of the prolific Red Lake gold district of Ontario.  The Company is conducting drilling at its F2 Zone which has returned significant high-grade and bonanza-grade gold intercepts over an 1101 metre vertical range

F2-39 ‘Step-Out’ Drilling

On December 11, 2008 Rubicon reported a bonanza-grade gold intercept of 91.91 oz/ton gold over 1.6 feet (3151.1g/t gold over 0.5 metres) approximately 1020 feet (310 metres) southwest of the F2 core zone.  This hole was subsequently extended to test the southwestern extension of the F2 Zone gold system at depth.  Numerous broad gold zones were intersected between 765 metres and 1075 metres down hole.  Broad gold zones include 0.19 oz/ton gold over 19.7 feet (6.5 g/t gold over 6.0 metres), 0.26 oz/ton gold over 6.6 feet (9.1 g/t gold over 2.0 metres), 0.11 oz/ton gold over 36.1 feet (3.9 g/t over 11.0 metres) with separate higher grade intervals of 1.03 oz/ton gold over 3.3 feet (35.3 g/t gold over 1.0 metre) and 0.38 oz/ton gold over 3.3 feet (13.1 g/t gold over 1.0 metre).  Three additional follow-up drill holes are planned in the F2-39 area, the first of which commenced on January 10, 2009. As well, a second drill rig has commenced drilling to test new targets in the core F2 zone area.  Complete results from F2-39 are tabulated below in Table 1:

Table 1:  F2-39 assay results

Hole Number	Depth to centre of intercept (m)	Gold (g/t)	Metres	Gold (Oz/t)	Feet
F2-39*	119	3151.1	0.5	91.91	1.6
F2-39	678	35.3	1.0	1.03	3.3
F2-39	715	3.5	4.9	0.10	16.1
F2-39	751	3.9	11.0	0.11	36.1
F2-39	772	3.5	4.0	0.10	13.1
F2-39	783	2.8	5.0	0.08	16.4
F2-39	812	6.8	3.0	0.20	9.8
Incl.	812	9.1	2.0	0.26	6.6
F2-39	815	6.3	1.0	0.18	3.3
F2-39	822	6.5	6.0	0.19	19.7
Incl.	821	8.0	3.0	0.23	9.8
And	824	13.1	1.0	0.38	3.3
F2-39	959	5.2	2.0	0.15	6.6
Incl.	959	9.3	1.0	0.27	3.3
*previously released December 11, 2008

Hole F2-39 is considered significant because:

1)
The vertical extent of mineralization intersected by F2-39 is an impressive 921 feet (281 metres). The broad gold zones observed in the hole thus suggest the presence of a robust gold-mineralizing system.

2)
The style of mineralization, host rocks and alteration observed in F2-39 display close similarities to the discovery holes at the core of the F2 Zone.  Significant drilling to date in the core zone area has documented multiple gold zones extending to at least 3600 feet (1100 metres) below surface.

3)
It extends the known F2 system by 220 metres to the southwest. As a result, as shown in Figure 1 attached to this release, significant gold mineralization is now documented over a length of 1902 feet (580 metres) and to a depth of 3612 feet (1101 metres).

4)	In common with other F2 Zone intercepts reported to date, the broad gold zones in F2-39 are developed within an extensive Titan24 chargeability anomaly (see Figure 1).

“Hole F2-39 confirms that the F2 gold system envelope continues to grow and that it remains open in all directions.  We are very encouraged that gold is present over a wide vertical range in F2-39 and that observed features show similarities to holes drilled in the core of the F2 Zone, where we have drilled 35 holes.  With the aggressive 120,000 foot 2009 drill program now underway, we plan to focus on both the core F2 Zone as well as further testing the limits of this large gold system.” stated David Adamson, President and CEO.
The Company wishes to also advise that it will be filing a new 43-101 technical report on www.sedar.com on or before January 23rd, 2009 which incorporates results from its F2 zone drilling.

Permitting update

Subsequent to the previous news release, Rubicon has addressed additional elements related to certain permits as required by Government agencies.  Provided there are no additional unforeseen requests from permitting agencies, the Company does not anticipate any adverse delay to the shaft dewatering schedule and anticipates dewatering to commence in early February 2009.  In addition, the Company has submitted its Closure Plan to the Government of Ontario.  This Plan is required before Phase II underground development can take place.  Closure Plan approval and commencement of underground development are anticipated to occur during the first half of 2009.

Rubicon Minerals Corporation is a well-funded exploration company, focusing on exploring for gold in politically safe jurisdictions with high geological potential.  Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.  In addition to its Red Lake holdings, Rubicon controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada.  ob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 29% of the issued shares of the company.

RUBICON MINERALS CORPORATION

"David W. Adamson"

President & CEO

Assaying and Qualified Person

Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are, in part, dependent on receiving permits from various governmental agencies.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

The description of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Zone are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 zone has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

Figure 1:  Plan Map of F2 Gold Zone

For more information, contact Bill Cavalluzzo, VP Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
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